Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel. 215.963.5000
Fax: 215.963.5001
www.morganlewis.com
Brian C. Miner
215.963.5430
bminer@morganlewis.com
September 12, 2007
VIA EDGAR AND FACSIMILE (202.772.9361)
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: William Choi, Branch Chief, Division of Corporation Finance

Re:	Aqua America, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Forms 10-Q for Fiscal Quarters Ended March 31, 2007
and June 30, 2007
Filed May 8, 2007 and August 6, 2007
File No. 1-06659
Dear Mr. Choi:
This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Mr. David P. Smeltzer, dated August 28, 2007, with respect to the above-referenced filings. We have been authorized by Aqua America to provide the responses contained in this letter on its behalf.
For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.
Form 10-K for the Fiscal Year Ended December 31, 2006
Exhibit 13.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 15
1.	In future filings, please revise your presentation of the contractual obligations table to conform exactly to the tabular format prescribed by paragraph (a)(5)(i) of Item 303 of Regulation S-K. In this regard, we note that your “Payments Due By Period” categories of 2007, 2008, 2009, 2010, 2011 and thereafter do not comply with the prescribed requirements.
Aqua America has authorized us to inform you that it will comply with this comment in future filings.
Financial Statements
Consolidated Statements of Cash Flows, page 27
2.	We note from your disclosure on page 31 that you included stock-based employee compensation expense of $290,000 and $266,000 in reported net income during the years ended December 31, 2005 and 2004. If applicable, please present these amounts in the “Stock-based compensation” reconciling line item in your statements of cash flows in future filings.
Aqua America has authorized us to inform you that in future filings it will present the amounts described in this comment in the “Stock-based compensation” reconciling line item, and remove these amounts from the amortization line, on its consolidated statements of cash flows. For clarification purposes, the specific amounts described in this comment, as disclosed on page 31 of Exhibit 13.1 of the Form 10-K, represent stock-based compensation expense that is net of tax. The change in presentation on the consolidated statements of cash flow would actually reflect the pre-tax amounts for the stock-based compensation of $495,000 and $439,000 for the years ended December 31, 2005 and 2004, respectively.
Summary of Significant Accounting Policies
Goodwill, page 30
3.	Please explain the nature of the $1.8 million reclassification of goodwill to utility plant acquisition adjustment made during fiscal 2006.
Aqua America has indicated that the $1.8 million reclassification of goodwill to utility plan acquisition adjustment is comprised of two components:
a.	One component is associated with the acquisition of Heater Utilities, Inc. in 2004 in which Aqua America recorded goodwill of $18.8 million. During the regulatory approval process for the Heater Utilities acquisition, the North Carolina Utilities Commission (“NCUC”) approved a mechanism under which Aqua America could recover up to two-thirds of the goodwill resulting from the Heater Utilities transaction through customer rates in the future upon achieving certain objectives based on future acquisitions of other utility systems in North Carolina. Since there was no assurance that these objectives would be met, the goodwill potentially affected by this mechanism was initially reported as goodwill. Based on the approved mechanism, upon meeting specified objectives, an amount of the Heater Utilities transaction goodwill would be transferred from goodwill into utility plant acquisition adjustment, which is a component of utility plant. Upon meeting objectives associated with the subsequent acquisition of eight other utility systems in North Carolina, Aqua America was permitted to transfer from goodwill to utility plant acquisition adjustment an amount of $202,500 based on the aggregate purchase price of these subsequent utility system acquisitions.

b.	The balance of the reclassification of $1,564,000 represents a correction of an error. Amounts were recorded as goodwill in 2004, and during 2006, it was determined that these amounts were utility plant acquisition adjustments that had been approved in state regulatory orders that permitted the inclusion of these amounts in rate base. Aqua America had determined that the error was immaterial, both quantitatively and qualitatively, to the consolidated financial statements taken as a whole. In addition, the error had no impact on the consolidated statements of income or consolidated statements of cash flows.
Customers’ Advances for Construction and Contribution in Aid of Construction, page 30
4.	We note from your disclosure that contributed property is generally not depreciated but that certain of your subsidiaries do depreciate contributed property and amortize contributions in aid of construction at the composite rate of the related property. Please tell us and disclose in future filings the underlying reasons for these differing practices. Please also tell us and disclose the rate- making treatment for contributions in aid of construction and how that treatment impacts your accounting.
Most of Aqua America’s regulated utilities are subject to regulation by the public utility commissions of the states in which they operate. The underlying reason for the different accounting treatment for Contributions in Aid of Construction (“CIAC”) is that the public utility commissions in the states where Aqua America operates have different conventions for the accounting for CIAC.
Aqua America’s utility property is depreciated utilizing state specific accrual rates, via a debit to depreciation expense and a credit to accumulated depreciation. Similarly, CIAC is amortized against depreciation expense over a state specific period (generally representative of the estimated life of the underlying property), however, the balance sheet aspects of that mechanism fall into one of the following two methods preferred by state public utility commissions:

a.	In some states, Aqua America’s operating subsidiaries record the accumulated amortization against the CIAC balance, thereby reducing the CIAC balance over time in a manner consistent with the reduction in net property, plant and equipment.

b.	In other states, the accumulated amortization is booked against accumulated depreciation, effectively negating the accumulated depreciation related to the contributed property. For example, the Pennsylvania Public Utility Commission convention means that CIAC received by Aqua America’s Pennsylvania operating subsidiary must remain on the consolidated balance sheet indefinitely as a credit in long-term liabilities, with an equal and offsetting debit in net property, plant and equipment within long-term assets. As a result, CIAC and the net property, plant and equipment balances on the Consolidated Balance Sheets remain the same year-to-year.
Aqua America has authorized us to inform you that in future filings it will disclose the underlying reason for the differing practices by including the following disclosure in the “Summary of Significant Accounting Policies — Customers’ Advances for Construction and Contribution in Aid of Construction” footnote to the financial statements:
Contributed property is generally not depreciated for rate-making purposes as certain states’ regulatory guidelines provide that contributions in aid of construction received must remain on the Company’s consolidated balance sheet indefinitely. Based on regulatory conventions in other states where the Company operates, certain of the subsidiaries do depreciate contributed property and amortize contributions in aid of construction at the composite rate of the related property.
CIAC is deducted from Aqua America’s rate base, and therefore, no return is earned on property financed with contributions. Aqua America has authorized us to inform you that in future filings it will disclose the rate-making treatment and how that treatment impacts its accounting by including the following disclosure in the “Summary of Significant Accounting Policies — Customers’ Advances for Construction and Contribution in Aid of Construction” footnote to the financial statements:
Contributions in Aid of Construction are deducted from the Company’s rate base for rate-making purposes, and therefore, no return is earned on contributed property.
Pension Plans and Other Postretirement Benefits, page 45
5.	Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and is has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Aqua America’s market related value of plan assets is equal to the fair market value of plan assets as of a measurement date of the last day of its fiscal year, December 31.
Aqua America has authorized us to inform you that it will comply with this comment in future filings by including the following disclosure in the “Pension Plans and Other Postretirement Benefits” footnote to the financial statements:
The Company’s market related value of plan assets is equal to the fair value of the plan assets as of the last day of its fiscal year, and is a determinant for the expected return on assets which is a component of net pension expense.
Segment Information, page 52
6.	We note from your “Recognition of Revenues” policy discussion on page 28 that your Regulated segment includes non-regulated revenues that totaled $13,525 in 2006, $13,161 in 2005 and $11,556 in 2004. Please provide us with a description of the services underlying these revenues and support the basis for your conclusion that these revenues should be reported as a component of the Regulated segment.
Aqua America’s Regulated segment includes non-regulated revenues that were earned from the following: fees for operating and maintenance contracts (the management and/or operation of utility systems that were owned by another party), fees for billing services, fees earned for providing meter readings to third-parties, antennae lease revenues, the occasional sale of utility materials and supplies, and other rental income.
Aqua America’s basis for concluding that these revenues are a component of its Regulated segment is that these activities are an integral part of the operations of the regulated utility operating companies which comprise the Regulated segment, and Aqua America’s chief operating decision maker manages these activities and reviews the results for the reporting units comprising the Regulated segment, inclusive of these non-regulated revenues and associated activities. Often, these activities are closely associated with and integral with the operation of Aqua America’s regulated utility operating companies. These regulated utility operating companies manage, staff, operate and report the results of these activities collectively with their regulated operations. Discrete financial information on these non-regulated activities are not routinely provided to Aqua America’s chief operating decision maker, as the operating performance of the reporting units comprising the Regulated segment are viewed inclusive of their respective non-regulated activities.

Exhibit 31.1 and 31.2
7.	We note that you replace the word “report” with the words “annual report” in paragraphs 2, 3, and 4(a) of your certifications. In future filings, please revise your certifications to include the exact language as set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2007 whereby your certifications refer to your “quarterly report”.
Aqua America has authorized us to inform you that it will comply with this comment in future filings.
8.	We note that paragraph 4(d) of your certifications does not include the phrase, “the registrant’s fourth fiscal quarter in the case of an annual report.” In future filings, please revise paragraph 4(d) of your certifications to include this phrase. This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2007.
Aqua America has authorized us to inform you that it will comply with this comment in future filings.
* * * * *
Aqua America’s acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by David P. Smeltzer, Chief Financial Officer of Aqua America, accompanies this response.
Please do not hesitate to contact the undersigned at 215.963.5430 if you should have any questions or comments with regard to these responses.
Sincerely,
/s/ Brian C. Miner
Brian C. Miner

Cc:	David P. Smeltzer
Roy H. Stahl